Exhibit 99.1

IESI-BFC Ltd. Announces Resignation of David Sutherland-Yoest

Toronto, Ontario – March 18, 2011 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today announced that on March 17, 2011, David Sutherland-Yoest resigned as a Director and Executive Vice-President and Chief Development Officer of the Company.

About IESI-BFC Ltd.
IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and six Canadian provinces. Its major brands, IESI, BFI Canada and WSI, are leaders in their markets, serving customers with vertically integrated collection and disposal assets. IESI-BFC's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Contacts:
IESI-BFC Ltd.
Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@bficanada.com